UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 4)*

Zale Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

988858106

(CUSIP Number)

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attn: Robert M. Hayward, P.C.

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988858106

1.	NAME OF REPORTING PERSON Z Investment Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,064,684 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,064,684 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,064,684 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%*
14.	TYPE OF REPORTING PERSON OO

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,848,772 shares of common stock were outstanding as of December 2, 2013.

CUSIP No. 988858106

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,064,684 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,064,684 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,064,684 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,848,772 shares of common stock were outstanding as of December 2, 2013.

CUSIP No. 988858106

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,064,684 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,064,684 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,064,684 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,848,772 shares of common stock were outstanding as of December 2, 2013.

CUSIP No. 988858106

1.	NAME OF REPORTING PERSON GGCOF Third Party Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,064,684 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,064,684 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,064,684 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,848,772 shares of common stock were outstanding as of December 2, 2013.

CUSIP No. 988858106

1.	NAME OF REPORTING PERSON GGCOF Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,064,684 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,064,684 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,064,684 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,848,772 shares of common stock were outstanding as of December 2, 2013.

CUSIP No. 988858106

1.	NAME OF REPORTING PERSON GGC Co-Invest Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,064,684 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,064,684 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,064,684 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,848,772 shares of common stock were outstanding as of December 2, 2013.

CUSIP No. 988858106

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,064,684 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,064,684 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,064,684 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,848,772 shares of common stock were outstanding as of December 2, 2013.

CUSIP No. 988858106

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,064,684 (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,064,684 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,064,684 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%*
14.	TYPE OF REPORTING PERSON CO

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,848,772 shares of common stock were outstanding as of December 2, 2013.

This Amendment No. 4 amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2010, which was amended and restated in Amendment No. 3, filed with the Commission on July 27, 2012 (as amended to the date hereof, the “Schedule 13D”). The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 4. Purpose of Transaction.

The information contained in Item 6 of this Amendment No. 4 is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 19, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Signet Jewelers Limited, a Bermuda corporation (“Signet”), and Carat Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Signet (“Merger Sub”). The Merger Agreement provides for, subject to the satisfaction or waiver of specified conditions, the acquisition of the Issuer by Signet at a price of $21 per share in cash. Subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Signet. At the effective time of the Merger, each share of the Issuer’s common stock issued and outstanding immediately prior to the effective time (other than shares owned by (i) the Issuer, Signet, Issuer subsidiaries or Merger Sub or (ii) stockholders who have properly exercised and perfected appraisal rights under Delaware law) will be converted into the right to receive $21 in cash, without interest. The completion of the Merger is subject to certain customary conditions.

Also on February 19, 2014, and in connection with the execution of the Merger Agreement, Z Investment, which holds warrants exercisable into 11,064,684 shares of the Issuer’s common stock entered into a Voting and Support Agreement with Signet and the Issuer (the “Voting Agreement”). Pursuant to the Voting Agreement, Z Investment has agreed, among other things, to exercise its warrants and to vote (or cause to be voted) the shares of the Issuer’s common stock issued upon such exercise in favor of the adoption of the Merger Agreement and has agreed not to dispose of such shares while the Voting Agreement is in effect. The Voting Agreement shall terminate upon termination of the Merger Agreement, and certain other specified events. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is deemed filed herewith and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The exhibits set forth in Item 7 of the Schedule 13D are hereby amended and supplemented by adding the following exhibit:

Exhibit 7 Voting Agreement and Support Agreement, dated as of February 19, 2014, among Signet Jewelers Limited, Zale Corporation and Z Investment Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Zale Corporation with the Commission on February 19, 2014).

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 25, 2014

Golden Gate Capital Opportunity Fund, L.P.
Golden Gate Capital Opportunity Fund-A, L.P.
GGCOF Third-Party Co-Invest, L.P.

	By:	GGC Opportunity Fund Management, L.P.
	Its:	General Partner

	By:	GGC Opportunity Fund Management GP, Ltd.
	Its:	General Partner

/s/ David C. Dominik
	By:	David C. Dominik
	Its:	Director

GGC Opportunity Fund Management, L.P.

	By:	GGC Opportunity Fund Management GP, Ltd.
	Its:	General Partner

/s/ David C. Dominik
	By:	David C. Dominik
	Its:	Director

GGC Opportunity Fund Management GP, Ltd.

/s/ David C. Dominik
	By:	David C. Dominik
	Its:	Director

GGCOF Co-Invest, L.P.

By:	GGC Co-Invest Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Co-Invest Management, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

Z Investment Holdings, LLC

/s/ David C. Dominik
By:	David C. Dominik
Its:	Authorized Person